Registration No. 333-31444

Farm Bureau Life Variable Account

Flexible Premium Last Survivor Variable Life Insurance Policy

Issued By

Farm Bureau Life Insurance Company

ANNUAL NOTICE

May 1, 2023

This Annual Notice for the flexible premium last survivor variable life insurance policy (the “Policy”) issued by Farm Bureau Life Insurance Company provides you with an update of changes to your Policy that have occurred since May 1, 2022. In addition, this Annual Notice provides key information about your Policy that you should review, including a current list of Investment Options available under your Policy. Please read this Annual Notice carefully and retain it with your Policy prospectus for future reference.

The most recent prospectus for the Policy, dated May 1, 2006, contains more information about the Policy, including its features, benefits, and risks. You can find the most recent audited financial statements of the Farm Bureau Life Variable Account and the Company online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Definitions

Accumulated Value: The total amount invested under the Policy. It is the sum of the values of the Policy in each Subaccount of the Variable Account, the value of the Policy in the Declared Interest Option and any amounts transferred to the Declared Interest Option to secure any outstanding Policy Debt.

Business Day: Each day that the New York Stock Exchange is open for trading. Assets are valued at the close of each Business Day (generally, 3:00 p.m. central time).

Company, we, us, our: Farm Bureau Life Insurance Company.

Declared Interest Option: A part of the Company’s General Account. Policyowners may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. The Company credits Accumulated Value in the Declared Interest Option with interest at an annual rate guaranteed to be at least 4%.

Fund: An investment company registered with the SEC under the Investment Company Act of 1940 as an open-end, diversified management investment company or unit investment trust in which the Variable Account invests.

General Account: The assets of the Company other than those allocated to the Variable Account or any other separate account.

Grace Period: The 61-day period (31-day period in certain states) beginning on the date we send notice to the Policyowner that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.

Investment Option: A Fund, or a separate investment portfolio of a Fund in which a Subaccount invests.

Joint Equal Age: The age on which premium and Accumulated Value are based. It is an actuarial equivalent and is determined by the individual characteristics of the Joint Insureds (e.g., age and sex). The current Joint Equal Age on any Policy Anniversary will equal the Joint Equal Age on the Policy Date, plus the number of years since the Policy Date.

Joint Equal Attained Age: The Joint Equal Age at the Policy Date plus the number of Policy Years since the Policy Date.

Joint Insureds: The person upon whose life the Company issues a Policy.

Maturity Date: The Joint Equal Attained Age 115 (Joint Equal Attained Age 95 in certain states). It is the date when the Policy terminates and the Policy’s Accumulated Value less Policy Debt becomes payable to the Policyowner or the Policyowner’s estate.

Minimum Initial Premium: A premium amount specified by the Company based on the Specified Amount of the Policy, any optional additional benefits elected by the Policyowner, and individual characteristics of the Joint Insureds (e.g., age, sex, and underwriting class). We use this amount to calculate the premium expense charge.

Monthly Deduction Day: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day.

Net Accumulated Value: The Accumulated Value of the Policy reduced by any outstanding Policy Debt and increased by any unearned loan interest.

Net Premium: The amount of premium remaining after we deduct the premium expense charge.

Net Surrender Value: The Surrender Value minus any Policy Debt plus any unearned loan interest.

Partial Withdrawal Fee: A fee we assess at the time of any partial withdrawal equal to the lesser of $25 or 2% of the Accumulated Value withdrawn.

Policy: The flexible premium last survivor variable life insurance policy, which term includes the Policy described in the Policy prospectus, the Policy application, any supplemental applications and any endorsements or additional benefit riders or agreements.

Policy Anniversary: The same date in each year as the Policy Date.

Policy Date: The date set forth on the Policy data page which we use to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.

Policy Debt: The sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.

Policy Loan: An amount the Policyowner borrows from the Company using the Policy as the sole security.

Policy Month: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

Policyowner, you, your: The person who owns a Policy. The Policyowner is named in the application.

Policy Year: A twelve-month period that starts on the Policy Date or on a Policy Anniversary.

Specified Amount: The minimum death benefit payable under a Policy so long as the Policy remains in force. The Specified Amount as of the Policy Date is set forth on the data page in each Policy.

Subaccount: A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.

Surrender Charge: A charge we assess at the time of any surrender during the first ten Policy Years and for ten years following an increase in Specified Amount.

Surrender Value: The Accumulated Value minus the Surrender Charge.

Variable Account: Farm Bureau Life Variable Account, a separate investment account the Company established to receive and invest the Net Premiums paid under the Policies.

Updated Information About Your Policy

The information in this Annual Notice is a summary of certain Policy features that have changed since May 1, 2022. This may not reflect all of the changes that have occurred since you entered into your Policy.

On or about the close of business on May 1, 2023, the JPMorgan Insurance Trust Mid Cap Value Portfolio merged into the LVIP JPMorgan Mid Cap Value Fund and the JPMorgan Insurance Trust Small Cap Core Portfolio merged into the LVIP JPMorgan Small Cap Core Fund. Policyowners who had Accumulated Value allocated to the Subaccount that invested in the JPMorgan Insurance Trust Mid Cap Value Portfolio on May 1, 2023 had their Accumulated Value allocated to the Subaccount that invests in the LVIP JPMorgan Mid Cap Value Fund. Likewise, Policyowners who had Accumulated Value allocated to the Subaccount that invested in the JPMorgan Insurance Small Cap Core Portfolio on May 1, 2023 had their Accumulated Value allocated to the Subaccount that invests in the LVIP JPMorgan Small Cap Core Fund. Accumulated Value immediately after such reallocation was equal to the Accumulated Value immediately before the reallocation. No fees or charges were assessed and there were no adverse tax consequences as a result of the mergers.

Important Information You Should Know About the Policy

An investment in the Policy is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

FEES AND EXPENSES	LOCATION IN PROSPECTUS
Charge for Early Withdrawal

If you make a partial withdrawal from your Policy in any Policy Year, we assess a Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount withdrawn to compensate us for costs incurred in accomplishing the withdrawal. We deduct this fee from Accumulated Value.

For example, if you were to make a partial withdrawal (of more than $1,250) when your Accumulated Value is $100,000, you would be assessed a Partial Withdrawal Fee of $25.

If you make a full surrender of your Policy during the first 10 Policy Years, or during the first 10 Policy Years following an increase in Specified Amount (to the extent of the increase), we assess a Surrender Charge that varies based on the Policy Year and the individual characteristics of the Joint Insureds (e.g., age, sex, and underwriting class). You should view the specifications page of your Policy for rates applicable to your Policy. The maximum Surrender Charge for any Policy is $54.26 per $1,000 of Specified Amount. We deduct this charge from the amount surrendered.

For example, if you were to make a full surrender during the first Policy Year after your Policy purchase (and your Specified Amount is $100,000), then you could be assessed a charge of up to $5,426.

Charges and Deductions

FEES AND EXPENSES	LOCATION IN PROSPECTUS
Transaction Charges

In addition to Surrender Charges, you may also be charged for other transactions. These charges are as follows:

Premium Expense Charge. Before allocating premiums among the Subaccounts and the Declared Interest Option, we reduce premiums paid by a premium expense charge equal to 7% of each premium up to the Minimum Initial Premium and 2% of each premium over the Minimum Initial Premium.

Transfer Charge. There is no transfer charge for the first twelve transfers during a Policy Year. We impose a transfer charge of $25 for the thirteenth and each subsequent transfer in a Policy Year.

Charges and Deductions
Ongoing Fees and Expenses (annual charges)

In addition to Surrender Charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy. These fees and expenses may be set based on characteristics of the Joint Insureds under the Policy (e.g., age, sex, and underwriting class). You should view the specifications page of your Policy for rates applicable to your Policy.

Policyowners will also bear expenses associated with the Investment Options available under the Policy, as shown in the following table:

Charges and Deductions
Annual Fee	Minimum	Maximum
Investment Options (portfolio company fees and expenses)*	0.10%	1.44%
*As a percentage of Investment Option assets.
RISKS		LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in the Policy, including loss of principal.	Policy Benefits/Risk Summary – Policy Risks
Not a Short-Term Investment

This Policy is not a short-term investment vehicle and is not appropriate for an investor who needs ready access to cash.

●   We apply a Partial Withdrawal Fee with respect to a partial withdrawal made during any Policy Year.

●   We apply a Surrender Charge with respect to a full surrender during the first 10 Policy Years, and during the first 10 Policy Years following an increase in Specified Amount.

●     The foregoing charges will reduce the value of your Policy, and are minimized the longer you hold the Policy.

●     Tax deferral is more beneficial to investors with a long time horizon.

Policy Benefits/Risk Summary – Policy Risks Charges and Deductions

Risks Associated with Investment Options

An investment in the Policy is subject to the risk of poor investment performance, and can vary depending on the performance of the Investment Options.

Each Investment Option (including the Declared Interest Option) has its own unique risks. You should review these Investment Options before making an investment decision.

Policy Benefits/Risk Summary – Policy Risks Farm Bureau Life Insurance Company and the Variable Account
Insurance Company Risks	An investment in the Policy is subject to the risks related to Farm Bureau Life Insurance Company, including that any obligations (including under the Declared Interest Option), guarantees, or benefits of the Policy are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available by calling toll-free at 1-800-247-4170 or writing to: Farm Bureau Life, 5400 University Avenue, West Des Moines, Iowa 50266.	Farm Bureau Life Insurance Company and the Variable Account
Policy Lapse

The Policy may lapse if after the first 3 Policy Years the Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction and a Grace Period expires without a sufficient payment. The Policy will not lapse if you selected the optional Death Benefit Guarantee Rider and you have paid sufficient premiums to meet the cumulative death benefit guarantee monthly premium requirement on each Monthly Deduction Day. We will notify you that the Policy will lapse at the end of the Grace Period unless you make a sufficient payment. If your Policy lapses, no death benefit will be payable under the Policy.

Whether a Policy lapses depends on the level of Net Accumulated Value or Net Surrender Value, which is affected by the amount of premiums you paid, the amount of withdrawals you took, the amount of Policy Debt, and the investment performance of the Investment Options and the Declared Interest Option. Poor investment performance, high amounts of Policy Debt or withdrawals, and payment of insufficient premiums increases the risk of Policy lapse.

Prior to the Maturity Date, you may apply to reinstate a lapsed Policy at any time within 5 years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. Among the items you must submit in your reinstatement application is a premium that, after the deduction of the premium expense charge, is at least sufficient to cover the monthly Policy expenses for the 2 Policy Months prior to the lapse and to keep the Policy in force for three months.

The Policy – Policy Lapse and Reinstatement

RESTRICTIONS	LOCATION IN PROSPECTUS
Investments

Currently, the first twelve transfers in a Policy Year may be effected without a transfer charge. But we impose a transfer charge of $25 for the thirteenth and each subsequent transfer in a Policy Year.

Only one transfer per Policy Year is permitted between the Declared Interest Option and the Variable Account.

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Variable Account holds or that the Variable Account may purchase.

Charges and Deductions

The Declared Interest Option – Transfers, Partial Withdrawals, Surrenders and Policy Loans

Farm Bureau Life Insurance Company and the Variable Account – Addition, Deletion, or Substitution of Investments

Optional Benefits

We offer several optional riders under the Policy. The insurance features added through these riders include, among other things, accelerated payment of the death benefit, prevention of Policy lapse, and child term life insurance. The optional riders may be terminated in certain circumstances, such as in the case of Policy lapse.  We do not have the right to terminate an optional benefit in our sole discretion.

Additional Insurance Benefits
TAXES	LOCATION IN PROSPECTUS
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.

There is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties.

Federal Tax Matters
CONFLICTS OF INTEREST	LOCATION IN PROSPECTUS
Investment Professional Compensation

We have discontinued new sales of the Policies to the public. We summarize below the kinds of compensation paid in connection with past sales of the Policy and on an ongoing basis.

Investment professionals receive compensation for selling the Policy to investors (e.g., in the form of cash commission payments). In addition to commissions and other forms of cash compensation, certain investment professionals also may receive non-cash compensation. Non-cash compensation can entail payment for conferences, seminars, meals, sporting

Distribution of the Policies

events, theater performances, travel, lodging and/or entertainment as well as prizes and awards. Finally, investment professionals may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

These investment professionals have a financial incentive to offer or recommend the Policy over another investment.

Exchanges	Because the Policy is no longer sold, you would not be affected by a scenario in which you are asked to replace an existing life insurance policy you own with a new purchase of this Policy. In general, you should be aware that some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. Thus, in general, you should only exchange your life insurance policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing policy.	The Policy

APPENDIX: Investment Options Available Under the Policy

The following is a list of Investment Options available under the Policy. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents.You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

The current expenses and performance information below reflects fees and expenses of the Investment Options, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Option’s past performance is not necessarily an indication of future performance. Updated performance information is available at no cost by visiting the website or calling the telephone phone number above.

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Capital growth	AMERICAN CENTURY INVESTMENTS VP Capital Appreciation Fund American Century Investment Management, Inc. (Adviser)	0.92%*	-28.11%	7.91%	10.25%
Long-term total return	AMERICAN CENTURY INVESTMENTS VP Inflation Protection Bond Fund American Century Investment Management, Inc. (Adviser)	0.52%	-12.88%	1.64%	0.93%
Long-term capital growth and income as a secondary goal	AMERICAN CENTURY INVESTMENTS VP Mid Cap Value Fund American Century Investment Management, Inc. (Adviser)	0.86%	-1.19%	6.76%	11.01%
Long-term capital growth	AMERICAN CENTURY INVESTMENTS VP Ultra® Fund American Century Investment Management, Inc. (Adviser)	0.76%*	-32.38%	11.10%	14.12%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Long-term capital growth and income as a secondary goal	AMERICAN CENTURY INVESTMENTS VP Value Fund American Century Investment Management, Inc. (Adviser)	0.73%*	0.54%	7.85%	10.59%
Long term capital appreciation	BNY MELLON BNY Mellon Sustainable U.S. Equity Portfolio, Inc.—Service Class The BNY Mellon Investment Adviser, Inc. (Adviser) Newton Investment Management Limited (Subadviser)	0.93%*	-23.06%	9.06%	11.08%
Long term capital growth consistent with preservation of capital	BNY MELLON BNY Mellon Variable Investment Fund: Appreciation Portfolio—Initial Class The BNY Mellon Investment Adviser, Inc. (Adviser) Fayez Sarofim and Co. (Subadviser)	0.83%*	-18.06%	10.31%	11.10%
Long-term capital growth, current income and growth of income, consistent with reasonable investment risk	BNY MELLON BNY Mellon Variable Investment Fund: Growth & Income Portfolio—Initial Class The BNY Mellon Investment Adviser, Inc. (Adviser) Newton Investment Management Limited (Subadviser)	0.70%*	-14.81%	10.42%	12.71%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Capital growth	BNY MELLON BNY Mellon Variable Investment Fund: Opportunistic Small Cap Portfolio—Initial Class The BNY Mellon Investment Adviser, Inc. (Adviser) Newton Investment Management Limited (Subadviser)	0.82%*	-16.62%	2.79%	9.46%
Investment results that correspond to investment performance of U.S. common stocks, as represented by the NASDAQ-100® Index	CALVERT VARIABLE PRODUCTS Calvert VP NASDAQ-100 Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.48%*	-32.64%	11.83%	15.82%
Investment results that correspond to investment performance of U.S. common stocks, as represented by the Russell 2000® Index	CALVERT VARIABLE PRODUCTS Calvert VP Russell 2000® Small Cap Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.40%*	-20.52%	3.87%	8.57%
Investment results that correspond to total return performance of U.S. common stocks, as represented by the S&P MidCap 400® Index	CALVERT VARIABLE PRODUCTS Calvert VP S&P MidCap 400 Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.33%*	-13.33%	6.39%	10.37%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Seeks to maintain a stable net asset value (NAV) of $1.00 per share	FEDERATED HERMES INSURANCE SERIES Federated Hermes Government Money Fund II—Service Shares Federated Hermes Investment Management (Adviser)	0.63%*	1.16%	0.85%	0.46%
High current income and moderate capital appreciation	FEDERATED HERMES INSURANCE SERIES Federated Hermes Managed Volatility Fund II—Primary Shares The Fund’s Investment Advisers are Federated Global Investment Management Corp. (Fed Global”), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA)	0.97%*	-13.75%	2.56%	5.38%
Current income	FEDERATED HERMES INSURANCE SERIES Federated Hermes Quality Bond Fund II—Primary Shares Federated Hermes Investment Management Company (Adviser)	0.74%*	-9.28%	1.02%	1.75%
Long-term capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Contrafund® Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.60%	-26.31%	8.66%	11.43%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Growth Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.61%	-24.46%	12.42%	14.81%
High total return through combination of current income and capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Growth & Income Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.52%	-4.95%	8.85%	11.58%
High level of current income, while also considering growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP High Income Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.97%	-11.67%	0.86%	2.71%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Investment results that correspond to the total return of common stocks publicly traded in United States, as represented by the S&P 500 Index	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Index 500 Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) Geode Capital Management, LLC (Geode®) and FMR Co., Inc. (Subadvisers)	0.10%	-18.21%	9.30%	12.45%
Long-term growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Mid Cap Portfolio—Service Class 2 Fidelity Management & Research Company (FMR) (Adviser)	0.86%	-14.97%	5.68%	9.69%
Long-term growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Overseas Portfolio—Initial Class Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc., FMR Investment Management (UK) Limited, and other advisers (Subadvisers)	0.77%	-24.48%	2.61%	5.74%
High total return	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Global Real Estate VIP Fund—Class 2 Franklin Templeton Institutional, LLC (Adviser)	1.25%*	-26.06%	0.24%	2.89%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Capital appreciation, with income as a secondary goal	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Mutual Shares VIP Fund—Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.94%	-7.43%	3.15%	6.73%
Long-term total return	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Small Cap Value VIP Fund—Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.91%*	-10.06%	5.48%	9.09%
Long-term capital growth	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Small-Mid Cap Growth VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	1.09%*	-33.69%	7.07%	9.91%
Income	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin U.S. Government Securities VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	0.76%	-9.75%	-0.58%	0.06%
Long-term capital growth	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Templeton Growth VIP Fund—Class 2 Templeton Global Advisors Limited (Adviser)**	1.12%*	-11.50%	-0.76%	4.05%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Capital appreciation with achieving current income by investing in equity securities as a secondary goal	LINCOLN VARIABLE INSURANCE PRODUCTS TRUST LVIP J.P. Morgan Mid Cap Value Fund —Standard Class Lincoln Financial Investment Corporation (Adviser) J.P. Morgan Investment Management Inc. (Subadviser)	0.73%	-8.16%	6.00%	9.98%
Capital growth over long term	LINCOLN VARIABLE INSURANCE PRODUCTS TRUST LVIPJ.P. Morgan Small Cap Core Fund —Standard Class Lincoln Financial Investment Corporation (Adviser)J.P. Morgan Investment Management Inc. (Subadviser)	0.76%	-19.35%	4.07%	9.59%
Long-term growth of capital by investing primarily in common stocks of U.S. companies operating in sectors investment adviser believes will be fastest growing	T. ROWE PRICE EQUITY SERIES All-Cap Opportunities T. Rowe Price Associates, Inc. (Adviser)	0.80%*	-21.51%	13.32%	15.35%
High level of dividend income and long-term capital growth through investments in large-capitalization stocks of companies with strong track record of paying dividends or that are undervalued	T. ROWE PRICE EQUITY SERIES Equity Income Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.74%*	-3.34%	7.03%	9.68%
Long-term capital appreciation by investing earnings in common stocks of medium sized companies with potential for above-average earnings growth	T. ROWE PRICE EQUITY SERIES Mid-Cap Growth Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.84%*	-22.58%	7.20%	11.95%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Highest total return over time consistent with emphasis on both capital growth and income	T. ROWE PRICE EQUITY SERIES Moderate Allocation Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.85%*	-18.31%	3.21%	6.14%
Long-term growth of capital through investments primarily in common stocks of established non-U.S. companies	T. ROWE PRICE INTERNATIONAL SERIES International Stock Portfolio T. Rowe Price Associates, Inc. (Adviser) T. Rowe Price International Ltd and T. Rowe Price Singapore Private Ltd (Subadvisers)	0.95%*	-15.81%	1.37%	4.55%

*These Investment Options and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Policyowners and will continue until at least April 30, 2024.

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Please retain this Annual Notice with your Policy prospectus for future reference. The last Prospectus and Statement of Additional Information as part of the registration statement we filed with the Securities and Exchange Commission (SEC) are dated May 1, 2006. Both documents contain additional important information about the Policy. You may call us toll-free at 1-800-247-4170 or write to us at 5400 University Avenue, Des Moines, Iowa 50266, to request additional information and to ask questions about your Policy.

Reports and other information about the Variable Account are available on the SEC website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

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